Filed by KludeIn I Acquisition Corp. and Near Intelligence Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: KludeIn I Acquisition Corp.

Commission File No.: 001-39843

Disclaimer

About this Presentation

The following presentation (this "*Presentation*") is for informational purposes only and has been prepared by Near Pte. Ltd. ("*Near*") and KludeIn I Acquisition Corp. ("*KludeIn*") to assist interested parties in making their own evaluation with respect to the proposed business combination between Near and KludeIn (the "*Transaction*"). In connection with the proposed Transaction, KludeIn has filed a registration statement on Form S-4 (the "*Registration Statement*") with the U.S. Securities and Exchange Commission (the "*SEC*"). The Registration Statement includes preliminary proxy materials that will be distributed to KludeIn's stockholders in connection with its solicitation for voting proxies in respect of the proposed Transaction and other matters described in the Registration Statement, as well as a prospectus relating to the offer of KludeIn's securities to be issued in the proposed Transaction. Investors, stockholders and other interested parties are advised to read the Registration Statement (and all amendments thereto) as well as other documents filed by KludeIn with the SEC in connection with the proposed Transaction because these documents will contain important information about Near, KludeIn and the Transaction. The definitive proxy statement/prospectus was mailed to KludeIn's shareholders as of the record date established for voting on the proposed Transaction. Interested parties will also be able to obtain copies of such documents, without charge, at the SEC's website located at www.sec.gov or by directing a request to KludeIn I Acquisition Corp., 1096 Keeler Avenue, Berkeley, CA 94708 or by calling (650) 246-9907.

None of Near, KludeIn or Cantor Fitzgerald & Co. (the "*Placement Agent*") makes, and each hereby expressly disclaims, any representation or warranty, express or implied, as to the reasonableness of the assumptions made in this Presentation or the accuracy or completeness or the information, including any projections, contained in or incorporated by reference into this Presentation. None of Near, KludeIn or the Placement Agent will have any liability for any representations or warranties, express or implied, contained in, or omissions from, this Presentation or any other written or oral projections communicated to the recipient in the course of the recipient's evaluation of Near and KludeIn. The data contained herein is derived from various internal and external sources. None of Near, KludeIn or the Placement Agent assumes any obligation to provide the recipient with access to any additional information or to update the information in this Presentation.

Completion of the Transaction is subject to, among other matters, approval by KludeIn's stockholders and other closing conditions included in a the merger agreement entered into by Near Intelligence Holdings, Inc., KludeIn, Paas Merger Sub 1 Inc. and Paas Merger Sub 2 Inc.on May 18, 2022, as it may be amended or restated ("*Merger Agreement*") . No assurances can be given that the parties will successfully negotiate and enter into a definitive agreement or that the Transaction will be consummated on the terms or in the timeframe currently contemplated, if at all. This Presentation is subject to update, completion, revision, verification and amendment. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offense to represent or claim otherwise. The information contained herein does not purport to be all-inclusive. Nothing herein will be deemed to constitute investment, legal, tax, financial, accounting or other advice.

No Offer or Solicitation

This Presentation is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

Certain statements made in this Presentation are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the Transaction, the anticipated timing of the Transaction, future financial condition and performance of Near and expected financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction, the level of redemptions of KludeIn's public stockholders and the services and markets and expected future performance and market opportunities of Near. When used in this Presentation, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation.

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Disclaimer (Continued)

These factors include, but are not limited to, those set forth on pages 50 and 51 of this Presentation, as well as other unknown risks and uncertainties described from time to time in filings by KludeIn or Near with the SEC. KludeIn, Near and the Placement Agent each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KludeIn's and Near's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Neither Near nor KludeIn gives any assurance that either party or the combined company can or will achieve its expectations. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance, as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the control of KludeIn or Near. All information set forth herein speaks only as of the date hereof in the case of information about KludeIn and Near or the date of such information in the case of information from persons other than KludeIn or Near, and the parties and the Placement Agent disclaim any intention or obligation to update any forward-looking statements or other information as a result of developments occurring after the date of this Presentation. Projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not, and are likely not to, reflect actual results.

Use of Projections

This Presentation contains financial forecasts with respect to, among other things, revenue, annual recurring revenue, contribution margin, adjusted gross profit margin, adjusted EBITDA margin, and certain ratios and other metrics derived therefrom primarily for CY 22 - CY 24. These unaudited financial projections have been provided by Near's management, and Near's independent auditors have not audited, reviewed, compiled or performed any procedures or any due diligence with respect to the unaudited financial projections for the purpose of their inclusion in this Presentation and, accordingly, do not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These unaudited financial projections should not be relied upon as being indicative of future results. The inclusion of the unaudited financial projections in this Presentation is not an admission or representation by Near or KludeIn that such information is material. The assumptions and estimates underlying the unaudited financial projections, including the market for Near's services and Near's ability to raise funds if and when required, are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited financial projections. There can be no assurance that the prospective results are indicative of the future performance of Near or KludeIn or that actual results will not differ materially from those presented in the unaudited financial projections. Inclusion of the unaudited financial projections in this Presentation should not be regarded as a representation by any person that the results contained in the unaudited financial projections will be achieved.

Non-GAAP Financial Measures

This Presentation also includes certain financial measures not presented in accordance with U.S. generally accepted accounting principles ("*GAAP*") including, but not limited to adjusted gross profit margin, adjusted EBITDA margin and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Near's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. Near's presentation of these measures may not be comparable to similarly-titled measures used by other companies. These non-GAAP financial measures are subject to inherent limitations, as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Further, this Presentation does not include any financial statements prepared in accordance with GAAP or financial information derived from financial statements prepared in accordance with GAAP, which means that the Presentation does not show how the non-GAAP information relates to financial statements prepared in accordance with GAAP. Projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not, and are likely not to, reflect actual results. Accordingly, undue reliance should not be given to non-GAAP financial information. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding.

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Disclaimer (Continued)

Industry and Market Data

The information contained in this Presentation also includes information provided by third parties, such as market research firms. None of KludeIn, Near, the Placement Agent or their respective affiliates nor any third parties that provide information to KludeIn or Near, such as market research firms, guarantees the accuracy, completeness, timeliness or availability of any information. None of KludeIn, Near, the Placement Agent or their respective affiliates and any third parties that provide information to KludeIn or Near, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. None of KludeIn, Near, the Placement Agent or their respective affiliates give any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein.

Additional Information and Where to Find It

A copy of the Merger Agreement and a full description of the terms of the Transaction are provided in the Registration Statement on Form S-4 filed with the SEC on July 1, 2022 (as may be amended, the "Registration Statement"), which will include a prospectus with respect to KludeIn's securities to be issued in connection with the Transaction, and a proxy statement of KludeIn, to be used at the meeting of KludeIn's stockholders to approve the proposed mergers and related matters. KludeIn urges investors, stockholders and other interested persons to read, the Registration Statement, as well as other documents filed by KludeIn with the SEC, because these documents will contain important information about KludeIn, Near and the proposed Transaction. The Registration Statement was mailed to stockholders of KludeIn as of a record date to be established for voting on the proposed Transaction. Stockholders may obtain copies of the Registration Statement, without charge, at the SEC's website at www.sec.gov or by directing a request to: KludeIn I Acquisition Corp., 1096 Keeler Avenue, Berkeley, California 94708.

Participants in Solicitation

KludeIn, Near, and its directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies of KludeIn stockholders in connection with the potential Transaction described herein under the rules of the SEC. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of KludeIn's directors and executive officers in the Merger Agreement and in the Registration Statement. These documents may be obtained free of charge from the sources indicated above.

Miscellaneous

The information contained in this Presentation is the property of Near and KludeIn. The trade names, service marks, trademarks and trademark symbols used herein are the properties of their respective owners. The use and presentation of such trade names, service marks, trademarks and trademark symbols is not intended to imply any relationship with Near or KludeIn or any endorsement or sponsorship of Near or KludeIn. References in the Presentation to partnerships refer to strategic agreements and relationships which may or may not come within the legal definition of partnership and which do not necessarily give the parties rights and obligations which partners may have under applicable law.

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The Data Storytellers - Bringing Your Data to Life

Data Storytellers

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Near at a Glance

Global Footprint

2012
Established Year

USD $134M
Raised to date

Presence
Offices in USA, EUR, SEA, ANZ, JPN

New York
Paris
Tokyo
Los Angeles
Bangalore
Singapore
Sydney

Financial Metrics

128%[1]
Annual NRR

89%[2]
Subscription-based Revenue

70%[3]
3Q22 Gross Margins

7[4]
US Patents

9.4[5]
Customer Satisfaction

10
Year Track Record

Marquee Investors

SEQUOIA CAPITAL
T VENTURES
GREATER PACIFIC
OurCrowd
cisco
J.P.Morgan
global brain

Note:
(1) As of September 30, 2022. NRR calculates the percentage of revenue retained from existing customers over the specified period of time including upgrades, downgrades, cross selling, and cancellations by such customers. Near calculates NRR by dividing the last twelve months subscription revenue from the relevant reporting period by the revenue from that same customer group a year earlier. NRR of greater than 100% means aggregated revenue from the existing customer base is expanding while NRR of less than 100% shows revenue from that customer base is contracting
(2) For the nine months ended September 30, 2022
(3) Adjusted Gross Margins reflects margin calculated by deducting Cost of Revenues from Total Revenues, without considering any depreciation and amortization of effect of RSUs for the quarter ending September 30, 2022.
(4) Patents - 10825041, 10979848, 11574125, 11050834, 11405482, 11403324, 11386344
(5) Customer satisfaction rating internally determined by management.

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Our Presenters

KludeIn

Narayan Ramachandran
Chairman & CEO

- Three decades of investment experience across multiple industries and asset classes
- Previous managing director and vice chairman at L Catterton Asia
- Previous head of global emerging markets for Morgan Stanley

Sriram Raghavan
Co-President

- Serial entrepreneur and investor with deep domain experience in technology
- Previous managing director at L Catterton Asia

near

Anil Mathews
Founder and CEO

- Serial 3 time technology entrepreneur with expertise in enterprise software
- Previous CEO at Netkode and Imere

Rahul Agarwal
Chief Financial Officer

- Seasoned financial professional with 15 years of operational and accounting experience
- Previous head of finance at InMobi

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Transaction Overview: Narayan Ramachandran

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Near Investment Highlights

Estimated $23B total addressable market[1], largely unpenetrated.

Trusted independent provider of aggregated, anonymized data on people, places and products.

Patented[2] algorithm in stitching, enriching and helping enterprise customers derive intelligence from the Near-verse database.

Marquee enterprise account wins across multiple industries.

Rapid growth, efficient customer acquisition and margin expansion opportunities.

Proven global leadership team with demonstrated execution ability.

Notes:
(1) Near believes the market for the Near Platform represents a significant and underpenetrated market opportunity today, as the business intelligence and analytics platform industry is estimated to be approximately $38 billion in 2021 (according to *https://www.emergenresearch.com/industry-report/business-intelligence-and-analytics-platforms-market*), of which Near estimates $23 billion of that market is addressable by Near's data intelligence platform. Near arrives at the estimate of $23 billion by deducting from the $38 billion total estimated market size revenues from verticals that the current Near offerings don't address, such as Education, Energy and Healthcare.
(2) PROXIMA patent granted by USPTO. Patent Number: 10979848

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Transaction Summary

- Near to merge with KludeIn at a pro forma fully diluted enterprise value of $568M (7.02x CY 2023E revenue).
- Existing Near shareholders are rolling over 100% of their equity and will retain ~92% pro-forma ownership.
- Transaction will result in approximately $53M of cash to balance sheet to fund growth.[1][6]
- Transaction also includes a $100M facility from Blue Torch Capital[5]

Pro Forma Valuation ($M except shares)[1]

Pro Forma Capitalization	
Shares Outstanding	57
Share Price	$10.0
Post Money Market Cap	**$571**
(-) Cash[6]	$53
(+) Debt[7]	$50
Post Money Enterprise Value	**$568**

Sources and Uses ($M)

Source of Capital	Amount	%
Seller Rollover Equity Shares	$525	87%
SPAC Cash in Trust	$6	1%
New Financing[2][5]	$72	12%
Total Sources	**$603**	**100%**

Use of Capital	Amount	%
Cash[6] to Surviving Company Balance Sheet	$53	9%
Seller Rollover Equity Shares	$525	87%
Transaction Expenses (Estimated)	$25	4%
Total Uses	**$603**	**100%**

Pro Forma Ownership[3],[4]

1%
7%
92%
Near Rollover Equity
SPAC Public Shareholders
Founder Shares

Notes:
(1) Assumes no KludeIn stockholders have exercised their redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions.
(2) Debt Financing Agreement, entered between Near, certain of its subsidiaries party thereto, the lenders party thereto, and Blue Torch Finance LLC, dated as of November 4, 2022.
(3) Assumes a nominal share price of $10.00. Ownership excludes impact of warrants and management performance plan of 8% after transaction close.
(4) Reflects the forfeiture of 237,000 Promote Shares by the SPAC Sponsor.
(5) Of the $100M of the Debt Financing Agreement with Blue Torch Finance LLC, the Company will have access to $72M at close and the remaining $28M will be subject to certain company milestones.
(6) Cash is calculated by adding funds from the Debt Financing Agreement with Blue Torch Finance LLC, dated as of November 4, 2022, and SPAC Cash in Trust, and adjusting for the estimated Transaction Expenses.
(7) Debt is calculated by subtracting escrowed funds of $40M and Near's cash of $10M as of September 30,2022 from the $100M Debt Financing Agreement with Blue Torch Finance LLC, dated as of November 4, 2022.

10

Corporate Overview:

Anil Mathews Chief Executive Officer

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What Is Near?

Near is a global, full-stack data intelligence SaaS platform.

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The Near platform stitches and enriches data on people and places from which customers can derive actionable intelligence.

STITCH
Bring together data on approximately 1.6B unique user IDs and 70M points of interest.
ENRICH
Combine 1st and 3rd party data on people and places.
MODEL
Use of algorithms to make sense of this data.
ACT
Activate this data across channels and use cases.
MEASURE
Visualize and measure the results.

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How Do Our Customers Use Near?

Customer 1: One of the largest global media companies

Before

- Customer data was residing across multiple web, app and offline properties
- Behavior models were built predominantly on browsing and online data
- Challenges around market share and margin erosion due to strengthening Walled Gardens[3]

After near

- Deployed Near's patented technology to stitch disparate data sitting across silos
- Leveraged Near's data enrichment feature to understand customer behavior across various touch points e.g. online, visitation, POS, etc.
- Used actionable insights to drive customer engagement and improve Lifetime Value[4]

Customer Outcome[1]

30% Expected increase in data yield for enriched customer profiles

4x+ Quarterly spend growth during 2019 - 2021[2]

3000+ Customer cohorts deployed

Notes:
(1) Outcome metrics based on customer feedback gathered during annual client review meetings and Near internal data
(2) This metric shows an increase in spend from the quarter ending September 30, 2019 to quarter ending September 30, 2021
(3) "Walled Gardens" is an industry term (reference: https://www.techopedia.com/definition/2541/walled-garden-technology)
(4) "Lifetime Value" is an industry term (reference: https://www.qualtrics.com/experience-management/customer/customer-lifetime-value/)

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How Do Our Customers Use Near?

Customer 2: One of the largest global commercial real estate companies

Before

- Relied on archaic methodologies for footfall analysis and competitor intelligence
- Datasets were static over time
- Limited ability to wrangle data constrained the insights that could be derived

After near

- Deployed Near's product to understand human mobility across their and competing properties
- Use-cases expanded to trade area analysis, cross shopping behavior analysis, revenue cannibalization forecast, site development analysis and tenant acquisition
- Results were achieved through the software without client needing to invest in data science/analytics capabilities

Customer Outcome[1]

10%
Expected increase in rental revenues on average for property owners

14
Countries where data is used to provide value to customers

800K+
Places analyzed across 3 continents

Notes:
(1) Outcome metrics based on customer feedback gathered during annual client review meetings and Near internal data

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Near Provides Data Intelligence Across Multiple Industries

Marketing intelligence

Data Attributes – Primarily *People* data

Offline
- Demographic
- Income
- Household

Online
- Social, search behavior
- Apps, digital content
- Wi-Fi

Mobility
- Work, home location
- Places visited
- Travel patterns

Typical use-cases and customers

Key Use-Cases
Customer engagement, segmentation, competitive assessment and targeted marketing

Brands/Marketers
Chief marketing officers of Business-to-Consumer companies and publishers are key customers

Operational intelligence

Data Attributes - Primarily *Places* data

Geospatial
- Precise building shapes
- Catchment areas
- Footfall, events

Mobility
- Pathing
- Migration patterns
- Origin and destination

In-Store
- Visitor profiles
- Visitation trends
- Frequency, dwell times

Typical use-cases and customers

Key Use-Cases
Trade area dynamics, site selection, supply chain optimization and route planning

Enterprise CXOs
Chief technology officers, chief information officers and chief digital officers

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Near's Data Network Effect - Our Winning Flywheel (1/3)

ACQUISITION AND RETENTION
DATA ACCESS
BUSINESS OUTCOMES

HIGH QUALITY DATA AT SCALE

- Strategic/exclusive data pipes and partnerships with customers (including relationships with top publishers providing access to their 1P data) has enabled Near to aggregate multiple data sources across data types
- Near's patented identity solution gathers deterministic signals from disparate data sources to build a robust ID graph

- Approximately 1.6B unique user IDs, 70M point of interest, across more than 44 countries

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Near's Data Network Effect - Our Winning Flywheel (2/3)

ACQUISITION
AND RETENTION
DATA
ACCESS
BUSINESS
OUTCOMES

IMPROVED CLIENT BUSINESS OUTCOMES

- Offers full-stack solutions (Allspark, Pinnacle) for marketing and operational use-cases from data stitching to measurement
- High degree of customization for specific use cases with best-in-class UI/UX
- Near's patented identity resolution solution delivers consistent accuracy even in the absence of permanent identifiers

- Near's full-stack platform provides 1.2x-2.5x higher match rates[1] than point solution providers

Note:
(1) Match Rate calculations based on an internal study conducted by Near

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Near's Data Network Effect - Our Winning Flywheel (3/3)

ACQUISITION AND RETENTION
DATA ACCESS
BUSINESS OUTCOMES

BETTER CUSTOMER ACQUISITION & RETENTION

- Excellent account management capability and deep customer relationships
- Offers custom solutions based on data maturity for operational intel
- More customers imply more data which improves overall performance, thus creating strong network effects

- Results in strong NRR metrics

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An Example

Two Hours Before and After People Get to Tokyo's Central Train Station

kepler.gl
Shinjuku
Chiyoda
Tokyo
Sumida
Shibuya

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Customer Testimonial

Yahoo! Australia with Dan Richardson, Director, Data APAC

- **What You'll Hear from Dan:** How Near expands Yahoo to emerging marketing channels and provides one platform for easy targeting, measurement and retargeting.
- Customer since 2020.
- Near's solution for Yahoo! is twofold– we help Yahoo identify and retarget exposed audiences or we create footfall attribution reporting.
- Yahoo and Near to add the Taiwan market to current deal, increase use of Near advertiser segments and open up the Yahoo attribution longtail with attribution counts within Yahoo DSP.
- *"With Tourism Tasmania, we were able to track with Near over fifty percent uplift in traffic to Tasmania in the off season following exposure to ads. So it's that type of thing which is really a success story for us, because it's bringing in new verticals into our advertisers to the remit and investment." –Dan Richardson, Director, Data APAC*

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Customer Testimonial

Yahoo! Australia with
Dan Richardson, Director, Data APAC

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Near's Products Work in a Consolidating and Fast-Growing Market

Marketing Intelligence	Operational Intelligence
near Allspark 3.0	near Pinnacle
Actionable intelligence for marketers Audience Curation & ROI Measurement	Privacy-Led Data Intelligence for Places Predictive Analytics & Competitor Intelligence

Current TAM of $23B[1]

Notes:
(1) Near believes the market for the Near Platform represents a significant and underpenetrated market opportunity today, as the business intelligence and analytics platform industry is estimated to be approximately $38 billion in 2021 (according to *https://www.emergenresearch.com/industry-report/business-intelligence-and-analytics-platforms-market*), of which Near estimates $23 billion of that market is addressable by Near's data intelligence platform. Near arrives at the estimate of $23 billion by deducting from the $38 billion total estimated market size revenues from verticals that the current Near offerings don't address, such as Education, Energy and Healthcare.

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Near's Full-Stack Data-Sync, Intelligence, and Activation for Enterprise

Enterprise Data

People
Consumers, Segments and Audiences

Places
Stores, Zip Codes and Cities

Identity Solution

- Brand Affinity / Purchase Behavior
- Work Location / Employment Details
- Search / Social Behavior

- Visitation / Footfall Trends
- Pathing – Before and After
- Trade Area / Home Locations
- Dwell Time / Distance Travelled

Allspark®
- 360 Degree Customer Journey
- Customer Engagement
- Competitor Conquesting
- Attribution ROI

Pinnacle
- Site Selection
- Competitor Intelligence
- Trade Area Dynamics
- Supply Chain Optimization

Activation Platforms:
- Adobe
- Salesforce
- Google
- The Trade Desk
- Tealium

BI/Visualization Platforms:
- Carto
- ESRI
- Tableau
- Alteryx
- Power BI

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Near's Product Roadmap – Future Growth

Near will continue to expand products and offerings while adapting to constantly changing privacy regulations

Diversify Datasets

Improve data intelligence capabilities by providing a wider variety of unique data sets globally

Verticalized Solutions

Drive adoption of operational intelligence with verticalized data sets and by enabling collaborative workflows

Enhance Privacy

Enhance existing privacy-preserving analytics and computations across our offerings

Ecosystem Integrations

Enhance utility of our marketing intelligence solutions via integration into major analytics and activation platforms in the ecosystem

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Near's Targeted Verticals and Value-Based Sales Plays to Operate at Scale

Retail

Product use-cases:
- Identify new product lines for retail brands
- Target customers of competitive brands (conquesting)
- Digital Circular Offering (DCO) to drive foot traffic in grocery and retail

Financial Services

Product use-cases:
- Leverage human movement data to inform investment strategies and due diligence
- Suppress insurance ads with people-based search

Technology

Product use-cases:
- Measurement and attribution
- Identity resolution for direct brand, agency, and third parties/consultancies
- 1P data enrichment for direct brand, agency, and third parties/consultancies

QSR

Product use-cases:
- A/B testing for new menu items and promotions across various locations
- Shift labor optimization by time of day based on footfall/visitation

Manufacturing & Auto

Product use-cases:
- Site selection for capacity expansion
- Targeted online & offline campaigns to drive local showroom visits

Vertical sales plays allow us to speak the vocabulary of executive personas and appeal to their specific care-abouts and pain points

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Land & Expand: Selected Client Examples / Drivers of >125% NRR

Top 3 National Grocery Chain in France

EUR Thousands
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
CAGR: +250%
206
890
3,541
8,849
2019
2020
2021
2022E

Key Growth Drivers:

- Targeted solution solving clearly-defined problems, delivering business outcomes, with clear business case and ROI
- Dedicated account team with defined roles and responsibilities, and senior executive relationship mapping
- High-touch account/CS model – weekly checkpoints, QBRs, ongoing readouts, account plan + expansion strategy

Multinational Mass Media & Publisher

USD Thousands
1,200
1,000
800
600
400
200
0
CAGR: +54%
306
443
975
1,114
2019
2020
2021
2022E

Key Growth Drivers:

- Ongoing, high-touch discovery sessions – highly responsive to current and anticipated client needs
- Rapid and responsive innovation through collaboration between Near Platform and client teams
- Expansion of Near solution scope to include measurement and identity solutions over time

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Near's Customer Base Demonstrates that Its Products Deliver

Our Annual Net Retention Rate holds strong at 128%[1]

Tourism and Travel

Over 50 major travel destinations globally

Retail

Top retailers and global brands

Restaurants

Over 20 global and national chains, including top 50 QSR brands in the US

Automotive

Auto manufacturers, global oil companies, and top US automotive service company

Real Estate

International brokerage and commercial real estate services and investment firms

Government and Public Services

State and local governments, public transportation and universities

Media and Technology

Global media companies

Financial Services

International financial services and investment companies

Note:
(1) As of September 30, 2022. NRR calculates the percentage of revenue retained from existing customers over the specified period of time including upgrades, downgrades, cross selling, and cancellations by such customers. Near calculates NRR by dividing the last twelve months subscription revenue from the relevant reporting period by the revenue from that same customer group a year earlier. NRR of greater than 100% means aggregated revenue from the existing customer base is expanding while NRR of less than 100% shows revenue from that customer base is contracting

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Customer Testimonial

Coldwell Banker Commercial
with John McClelland, Vice President, Research

COLDWELL BANKER

- **What You'll Hear from John:** With the power of Pinnacle, you can really see geographic context, and Coldwell is able to tell that story in their proposals, and in their marketing packages.
- Customer since June 2021. Coldwell Banker Commercial Premier is comprised of over 300 independently owned and operated franchise offices in over 40 countries with a team of 3,000+ professionals worldwide.
- Initial sell was a Vista Data Explorer License. Coldwell Banker upgraded to Pinnacle Places, Pinnacle Data Export and Vista Insights in June 2022.
- *"Say it's a retail site, and you'll look at traffic numbers, so what the Near products did for us is to really paint the picture of what else is going on over there. So instead of just drawing a contrived radius around something, we're able to actually see, for example, what is a true sub-market for that shopping center or that triple net retail building." –John McClelland, VP, Research*

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31

Customer Testimonial

Coldwell Banker Commercial

with John McClelland, Vice President, Research

COLDWELL BANKER

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32

Key Financial Metrics:

Rahul Agarwal Chief Financial Officer

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33

Near's Financial Highlights

~35%
Estimated YoY Growth[1]

128%
Annual NRR[2]

70%+
Adjusted Gross Margin[3]

9.4
Customer Satisfaction Rating[4]

Note:
(1) YoY growth is measured for revenue based on the estimated 2022 revenue compared to the same time frame in 2021, on a pro forma basis (non-GAAP)
(2) As of September 30, 2022. NRR calculates the percentage of revenue retained from existing customers over the specified period of time including upgrades, downgrades, cross selling, and cancellations by such customers. Near calculates NRR by dividing the last twelve months subscription revenue from the relevant reporting period by the revenue from that same customer group a year earlier. NRR of greater than 100% means aggregated revenue from the existing customer base is expanding while NRR of less than 100% shows revenue from that customer base is contracting
(3) Adjusted Gross Margins reflects margin calculated by deducting Cost of Revenues from Total Revenues, without considering any depreciation and amortization of effect of RSUs for the quarter ending September 30, 2022.
(4) Customer satisfaction rating internally determined by management.

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High Growth Business with Attractive Financial Profile

Attractive Financial Characteristics

Attractive Revenue Mix with High Revenue Retention

- **35% revenue** CAGR ('20P – '24E) as a result of new customer wins and existing customer upsells
- **Majority recurring revenue** driven by Near's highly attractive SaaS-based revenue model

Robust Margin Profile and Cash Flow Generation

- **70%+ Adjusted Gross Profit Margins** expected to grow with further optimization and economies of scale
- Adjusted EBITDA Margin expansion as a result of **operating leverage**

Revenue Growth

All figures as of CY ending 12/31; $M

Revenue
2020P – 2024E Revenue CAGR: 35%
$33
$45
$60
$81
$108
2020P
2021A
2022E
2023E
2024E

Adjusted Gross Profit Margin[1]

Adjusted Gross Profit
% Margin
66%
69%
70%
70%
71%
$21
$33
$43
$57
$77
2020P
2021A
2022E
2023E
2024E

Adjusted EBITDA

-$24
-$9
-$17
-$14
-$2
2020P
2021A
2022E
2023E
2024E

Notes:

(1) Adjusted Gross Profit Margin reflects margin calculated by deducting Cost of Revenues from Total Revenues, without considering (i) any depreciation and amortization, and (ii) stock-based compensation

* E – Estimates ; P – 2020P presents CY2020 on a pro forma basis reflecting the acquisitions in France and the US

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Attractive Economics Delivering Strong Contribution Margin[1]

100%
(30%)
70%
(29%)
41%
Annual Revenue
Cost of Revenue
Gross Profit Margin
Sales & Marketing Opex
CY22E CM

Strong Contribution Margin leading to high Operating Leverage

- Existing business has profitable contribution economics, which supports investing in GTM and sales growth and scaling existing markets
- 41% Contribution Margin after deducting Cost of Revenue (COR) and S&M expenses[2] from revenue in CY21
- Every additional topline $ is expected to contribute ~40+ cents

Notes:
(1) Contribution Margin (CM) is calculated as quotient of difference of gross profit margin less total sales and marketing expense, divided by revenue
(2) S&M expenses relates to all expenses incurred by the Company on account of sales and marketing activities

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Near's Focus on Growth Has Visibility with Strong Underlying KPIs

Recurring Revenue Split by Geography

29%
20%
51%
15%
21%
64%
11%
23%
66%
17%
17%
66%
16%
16%
68%
2020P
2021P
2022E
2023E
2024E
Americas
Europe
APAC

Net Revenue Retention (Y-o-Y)

101%
128%
120%
2020P
2021P
2022E & Beyond (E)

Revenue Bridge ($M)

$45
$13
$1
$60
$20
$2
$81
CY21P Revenue
Existing + New Client Net Growth
Project / POC Revenue
CY22E Revenue
Existing + New Client Net Growth
Project / POC Revenue
CY23E Revenue

Note:
E – Estimates ; P – 2020P presents CY2020 on a pro forma basis reflecting the acquisitions in France and the US

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Near's Key Use of Funds

SaaS Flywheel

Accelerate the SaaS flywheel and data-network effects to maximize the organic growth trajectory

New Use-Cases

Penetrate large opportunity sectors such as retail, real estate and restaurant

Product Expansion

Drive customer expansion with new features and products adjacent to the core offerings

Inorganic Growth

Continue to acquire value accretive assets with differentiated products/data to unlock long-term synergies

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Near's Investment Summary

Large total addressable market, mostly unpenetrated.

- Estimated $23B TAM[1]

One of the largest database providers of aggregated, anonymized data on people and places.

- Estimated 1.6B Unique User IDs
- More than 44 Countries Covered

Patented algorithm in stitching, enriching and helping enterprise customers derive intelligence from the Near-verse database.

- 7 Patents
- Multi-year head start on gathering unique datapoints

Marquee enterprise account wins across multiple industries.

- Expected NRR 128% CY21P - CY24E[2]

Rapid growth, efficient customer acquisition and margin expansion opportunities.

- ~35% CY21 - CY22E revenue growth
- Maintain 70%+ Gross Margin[3]

Proven global leadership team with demonstrated ability in execution.

- Seasoned team made up of IIM and Caltech alumni.

Note: Please refer to Disclaimers for definitions of Non-GAAP and Key Financial Ratio / Metrics details

(1) Near believes the market for the Near Platform represents a significant and underpenetrated market opportunity today, as the business intelligence and analytics platform industry is estimated to be approximately $38 billion in 2021 (according to *https://www.emergenresearch.com/industry-report/business-intelligence-and-analytics-platforms-market*), of which Near estimates $23 billion of that market is addressable by Near's data intelligence platform. Near arrives at the estimate of $23 billion by deducting from the $38 billion total estimated market size revenues from verticals that the current Near offerings don't address, such as Education, Energy and Healthcare.

(2) As of September 30, 2022. NRR calculates the percentage of revenue retained from existing customers over the specified period of time including upgrades, downgrades, cross selling, and cancellations by such customers. Near calculates NRR by dividing the last twelve months subscription revenue from the relevant reporting period by the revenue from that same customer group a year earlier. NRR of greater than 100% means aggregated revenue from the existing customer base is expanding while NRR of less than 100% shows revenue from that customer base is contracting

(3) Adjusted Gross Margins reflects margin calculated by deducting Cost of Revenues from Total Revenues, without considering any depreciation and amortization of effect of RSUs for the quarter ending September 30, 2022.

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Near's Talent and Pedigree for Success

Engineering & Science

~60% of the team strength

Product, marketing & customer success teams:

- In LA, SF, NY, Paris, Singapore, Tokyo, Sydney
- Alumni from from CMU, USC, Caltech, IIMs

Bangalore, India

- 35 member R&D team led by LSE alumnus
- 6 member AI & machine learning team

Los Angeles, USA

- 25 member engineering team led by RIT alumnus
- A lean and solid 4 member data science team

Note:
Numbers included as value above refers to employee counts as on end of Q3 2022

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Proven Leadership Team with Cohesive Vision and Diverse Skill Sets

Anil Mathews

Founder and CEO

- Responsible for driving overall strategy and growth
- Previously served as CEO of Imere and Netkode - both tech-driven organizations

Rahul Agarwal

Chief Financial Officer

- Leads strategic finance, investor relations and corporate development
- Previously worked with InMobi and PwC

Gladys Kong

Chief Operating Officer

- Responsible for global operations
- Previously served as CEO of UberMedia and Go Interactive

Shobhit Shukla

Co-Founder & President

- Driving technology and delivery for clients
- Previously worked with Qualcomm Ventures and Morgan Stanley

Madhu Therani

Global Chief Technology Officer

- Responsible for tech, data and product strategy
- Previously worked with Autonomy, Reputation.com and Salorix

Justin Joseph

Chief People Officer

- Responsible for fostering culture and growing its talent pool
- Previously served with Imere and Netkode - both tech-driven organizations

Jay Angelo

General Counsel

- Responsible for global legal corporate matters
- Previously worked at Apple

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44

Compelling Valuation Represents an Attractive Entry Point

Business Intelligence SaaS

zoominfo, Workiva, DOMO, Amplitude

Artificial Intelligence SaaS

Palantir, C3.ai, snowflake

Marketing SaaS

Adobe, qualtrics, SEMRUSH, HubSpot

High Growth SaaS

DocuSign, DATADOG, mongoDB, theTradeDesk

CY 2023E EV/Revenue[1]
Average: 6.57x

7.02x
5.48x
6.63x
5.21x
8.96x
Near
Business Intelligence SaaS
Artificial Intelligence SaaS
Marketing SaaS
High Growth SaaS

CY 2023E EV/Revenue/Growth[1]
Average: 0.30x

0.20x
0.29x
0.20x
0.37x
0.32x
Near
Business Intelligence SaaS
Artificial Intelligence SaaS
Marketing SaaS
High Growth SaaS

Notes:
(1) These metrics represent the Average EV/Revenue/ and Average EV/Revenue/Growth for each comp category
Please refer to Disclaimers for definitions of Non-GAAP and Key Financial Ratio / Metrics details
Peers selected based on management's judgement and may not be fully comparable to Near. Source: Public Market Data from Capital IQ

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Attractive Financial Model Compares Favorably with Peers

Business Intelligence SaaS

zoominfo, Workiva, DOMO, Amplitude

Artificial Intelligence SaaS

Palantir, C3.ai, snowflake

Marketing SaaS

Adobe, qualtrics, SEMRUSH, HubSpot

High Growth SaaS

DocuSign, DATADOG, mongoDB, theTradeDesk

CY 2022E Revenue Growth
Average: 35%

33%
32%
35%
28%
45%
Near
Business Intelligence SaaS
Artificial Intelligence SaaS
Marketing SaaS
High Growth SaaS

CY 2022E Gross Margin[1]
Average: 79%

70%
80%
75%
82%
79%
Near
Business Intelligence SaaS
Artificial Intelligence SaaS
Marketing SaaS
High Growth SaaS

CY 2023E Revenue Growth
Average: 23%

35%
19%
28%
18%
31%
Near
Business Intelligence SaaS
Artificial Intelligence SaaS
Marketing SaaS
High Growth SaaS

CY 2023E Gross Margin
Average: 79%

70%
80%
76%
82%
79%
Near
Business Intelligence SaaS
Artificial Intelligence SaaS
Marketing SaaS
High Growth SaaS

Notes:
(1) Near's Gross Margin refers to Adjusted Gross Profit Margins as highlighted previously in the Key Financial Metrics section
Please refer to Disclaimers for definitions of Non-GAAP and Key Financial Ratio / Metrics details
Peers selected based on management's judgement and may not be fully comparable to Near. Source: Public Market Data from Capital IQ

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46

Comparable Companies – Revenue Growth Benchmarking

Business Intelligence SaaS | Artificial Intelligence SaaS | Marketing SaaS | High Growth SaaS

CY 2022E Revenue Growth

34%
47%
21%
21%
40%
23%
37%
104%
12%
30%
34%
35%
58%
44%
22%
43%
Near
ZoomInfo
Workiva
Domo
Amplitude
Palantir
C3.AI
Snowflake
Adobe
Hubspot
SEMrush Holdings
Qualtrics
DataDog
Docusign
TradeDesk
MongoDB

CY 2023E Revenue Growth

33%
26%
16%
16%
26%
23%
13%
47%
9%
21%
22%
17%
33%
10%
22%
28%
Near
ZoomInfo
Workiva
Domo
Amplitude
Palantir
C3.AI
Snowflake
Adobe
Hubspot
SEMrush Holdings
Qualtrics
DataDog
Docusign
TradeDesk
MongoDB

Note:

Source: Public Market Data from Capital IQ

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Comparable Companies – Gross Margin Benchmarking

Business Intelligence SaaS
Artificial Intelligence SaaS
Marketing SaaS
High Growth SaaS

CY 2022E Gross Margin[1]

70%
89%
77%
76%
73%
80%
78%
70%
89%
82%
79%
78%
80%
81%
82%
73%
Near
ZoomInfo
Workiva
Domo
Amplitude
Palantir
C3.AI
Snowflake
Adobe
Hubspot
SEMrush Holdings
Qualtrics
DataDog
Docusign
TradeDesk
MongoDB

CY 2023E Gross Margin[1]

70%
89%
77%
80%
72%
81%
79%
71%
89%
82%
79%
78%
80%
81%
82%
73%
Near
ZoomInfo
Workiva
Domo
Amplitude
Palantir
C3.AI
Snowflake
Adobe
Hubspot
SEMrush Holdings
Qualtrics
DataDog
Docusign
TradeDesk
MongoDB

Note:
(1) Near's Gross Margin refers to Adjusted Gross Profit Margins as highlighted previously in the Key Financial Metrics section | Source: Public Market Data from Capital IQ

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Comparable Companies – Valuation Multiples Benchmarking

Business Intelligence SaaS
Artificial Intelligence SaaS
Marketing SaaS
High Growth SaaS
CY 2023E EV/Revenue Multiple
6.28x
9.00x
6.86x
1.69x
5.65x
5.55x
1.89x
15.06x
7.36x
6.11x
3.13x
3.51x
10.35x
3.20x
11.86x
6.59x
Near
ZoomInfo
Workiva
Domo
Amplitude
Palantir
C3.ai
Snowflake
Adobe Inc
HubSpot
Semrush Holdings
Qualtrics
Datadog
DocuSign
The Trade Desk
MongoDB
CY 2023E EV/Revenue/Growth Multiple
0.19x
0.34x
0.42x
0.10x
0.22x
0.24x
0.14x
0.32x
0.79x
0.30x
0.14x
0.21x
0.31x
0.36x
0.55x
0.24x
Near
ZoomInfo
Workiva
Domo
Amplitude
Palantir
C3.ai
Snowflake
Adobe Inc
HubSpot
Semrush Holdings
Qualtrics
Datadog
DocuSign
The Trade Desk
MongoDB

Note:
Source: Public Market Data from Capital IQ

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49

Risk Factors

The following Risk Factors are being provided to certain sophisticated institutional investors for potential investment in Near and KludeIn to assist interested parties in the Transaction and in any financing and for no other purpose. Investors should carefully consider the risks and uncertainties inherent in an investment in Near and in any financing, including, without limitation, those described below, before subscribing for the securities. If Near, KludeIn or, following the consummation of the Transaction, the combined company, cannot address any of the following risks and uncertainties effectively, or address any other risks and difficulties that may arise in the future, the combined company's business, financial condition or results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to Near or KludeIn or that Near or KludeIn currently deem immaterial may also impair the combined company's business operations and financial condition. The following list of factors is not exhaustive.

Risks Related to the Transaction

- KludeIn's and Near's inability to complete the proposed Transaction contemplated by the Merger Agreement.
- The inability to recognize the anticipated benefits of the proposed Transaction, which may be affected by, among other things, the amount of cash available following any redemptions by KludeIn's stockholders.
- The ability of the combined company to meet the initial listing standards of The Nasdaq Stock Market or other exchange or market upon which the combined company's securities are listed or traded upon consummation of the Transaction.
- The failure to complete the Transaction by KludeIn's business combination extension deadline and KludeIn's potential failure to obtain further extensions if required.
- The failure to satisfy the conditions to the consummation of the Transaction, including, without limitation, the approval of the Transaction and the Merger Agreement by the stockholders of KludeIn and the satisfaction of any minimum cash requirements of the Merger Agreement following any redemptions by KludeIn's public stockholders.
- KludeIn and Near will be subject to business uncertainties and contractual restrictions while the Transaction is pending.
- The occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement.

Risks Related to Our Business and Industry

- Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods, and sophisticated technologies may shift their business model to become competitive with us.
- Changes in laws, regulations, and public perception concerning data privacy, or changes in the patterns of enforcement of existing laws and regulations, could impact our ability to efficiently gather, process, update and/or provide some or all of the information we currently provide or the ability of our customers and users to use some or all of our products or services.
- The ongoing COVID-19 pandemic or future pandemics, including the resulting global economic uncertainty and measures taken in response to such pandemic, could materially and adversely impact our business and future results of operations and financial condition.
- Adverse or weakened general economic and market conditions may reduce spending on sales and marketing technology and information, which could harm our revenue, results of operations and cash flows.
- Our customers or unauthorized parties could use our products and services in a manner that is contrary to our values or applicable law, which could harm our relationships with consumers, customers or employees or expose us to litigation or harm our reputation.

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50

Risk Factors (Continued)

Risks Related to Our Business and Industry (continued)

- If we fail to protect and maintain our brand, our ability to attract and retain customers will be impaired, our reputation may be harmed and our business, results of operations, and financial condition may suffer.
- Our business is subject to substantial competition from a diverse group of competitors. New products and pricing strategies introduced by these competitors could decrease our market share or cause us to lower our prices in a manner that reduces our operating margin.
- We experience competition from companies that offer technologies designed to allow companies to better use and extract insights from existing, internal databases, or free information resources and from technologies that are designed to allow companies to gather and aggregate data from online sources.
- We may be unable to adequately fund research and development, which could limit introduction of new features, integrations, and enhancements, which may limit our ability to compete effectively.
- We may not be able to adequately protect our proprietary and intellectual property rights in our data or technology.
- If we fail to offer high-quality customer experience, our business and reputation will suffer.
- If we are not able to obtain and maintain accurate, comprehensive, or reliable data, we could experience reduced demand for our products and services.
- Our failure to raise additional capital or continue to generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
- Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.
- Interruptions or delays in services from third parties, including data providers, data center hosting facilities, internet infrastructure, cloud computing platform providers, and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business, which may result in, for example, reduced customer satisfaction, damage to our reputation, limited growth and reduced revenues.
- We are subject to sanctions, anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
- If we cannot maintain our company's culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.
- The failure to recruit and retain qualified personnel could hinder our ability to successfully execute our business strategy, which could have a material adverse effect on our financial position and operating results.
- Failure to keep up with rapidly changing technologies and marketing practices could cause our products and services to become less competitive or obsolete, which could result in loss of market share and decreased revenues and results of operations.

Risks Related to Certain Tax Matters

- Unanticipated changes in our effective tax rate and additional tax liabilities may impact our financial results.
- Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our paying customers could increase the costs of our products and services and harm our business.
- Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to our products and services in jurisdictions where we have not historically done so.

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51

The Data Storytellers - Bringing Your Data to Life Transcript

Are consumers flying or driving on vacation? Are they staying in hotels, campgrounds, or a friend’s home? Are they shopping online, in store, or both? Are they eating in or out? Are they resuming their behavior, or have they adopted new behavior? Smart, strategic decisions are based on the ability to answer key questions around consumer behavior. That’s where Near comes in.

For over 10 years, companies around the world have trusted us to provide insightful answers. We are the data storytellers bringing your data to life.

Our platform unites the marketers and operational leaders by providing the most accurate, reliable source of data. Our transparent approach means you will never doubt our authenticity.

We are determined to provide actionable insights as we work relentlessly to shape, build, and maintain the world’s largest source of intelligence on people, places, and products in both the physical and digital space.

Ultimately, our vision is to inspire the world to make better decisions. And to inspire ourselves to deliver the most trusted, privacy-led source of intelligence on people, places, and products. We will not rest until we get there.

Customer Testimonial - Yahoo! Australia - Transcript

Moderator:

Would you please share just a bit about your role and what you do at Yahoo APAC?

Dan Richardson:

My role across APAC is really to strengthen and build our commercial strategy all around data. So data is all encompassing these days. We have targeting insights, measurement, privacy, but ultimately, it’s about powering up omnichannel partnerships with other things like audience insight, segmentation, and testing strategies. So it’s quite hands on, but also really strategic as well. And my larger mandate is to really lead our commercial proposition and to help businesses identify new ways of reaching people. Particularly in environments where there is no identifier commonly referred to as the cookie-less or id-less world. So, my team really focuses in on building solutions for our platforms to help publishers, to help brands, to be more relevant, and be more accountable for their investment in environments both known and unknown.

Moderator:

How did you first hear about Near and our suite of marketing audience and measurement solutions?

Dan Richardson:

I’ll try to summarize as best as I can, and I think I’ll go back to 2019, early 2019. So, we knew that we needed to tap into points of interest data and that footfall particularly was of interest. Also location insights where people were going, human movement. So I created an RFI across the APAC region. We reviewed many suppliers or providers, and I think the Allspark platform was the best demonstration, the most usable, very polished. So we were really impressed with that. So that led to a proof of concept, which we ran with a major software and consumer electronics provider. And that was really interesting because from day one we really pushed Near to do new things. I think the example was we wanted to recapture people who were attending a B2B conference and then retarget them very quickly, which was quite new for the time. So that went well as a proof of concept and led into our RFI across the region. And I think we really settled in on Near due to coverage, the technology, and the willingness to collaborate and service us. So, to be a true partner. So that played out and then we entered our ANZED contract and then scaled up to APAC earlier this year. But throughout it’s just about collaboration and being up for the challenge, particularly with emerging channels and tracking changes and everything coming in, you’ve got to push the needle.

Moderator:

Why did you select near as a partner?

Dan Richardson:

One of the reasons, ultimately, why we selected Near as a partner is because our proposition at Yahoo in market is to bring in emerging channels particularly into the omnichannel toolkit. So whether that’s augmented reality, which is now largely web-based, which makes it easy to collect information, digital at home, connected TV, these things are no longer siloed channels. They’re incorporated into one platform for easy targeting, measurement, retargeting, all that sort of stuff. So not all those things were a capability immediately, but through persistence and testing, we were able to start and really growing our business. So if someone wants to invest in digital at home, then they’re going to have success if they can recapture that audience and retarget them with in-feed, display, or video or other types of things as well. So we’ve really been working hard on that. We have created a pretty slick operation’s workflow and we’re genuinely on the phone, or Slack, or working with Near on a day-to-day basis across ANZED and SEA, particularly now scaling out to the region. So I think some of the success stories for us, and we can go back a few years, is how we built that test and learn mindset into our client relationships. So a few big clients, particularly for ANZED were Officeworks, Big W, which is a big box store, and Tourism Tasmania. Now all of these brands are incorporating either augmented reality or digital at home or footfall into their campaigns. So with Officeworks, we placed a virtual Santa Claus in people’s living rooms so they could have a selfie with him. And this was great because no one wanted to go to Westfield shopping centers during Covid lockdowns, information for retargeting and then measured footfall and even onsite as well with Near. The same was for Big W. So they produced some outdoor play equipment, which you can’t even see the size of it in the store. It’s in a box. You can’t measure the scales. We used AR to place that in people’s backyard and when they engaged with that, we captured that on our sales, but also with Near and measured that through to site and footfall. And where we’re really seeing success now is in new verticals, automotive, and tourism particularly. How can we measure visitation to that location or distribution spent? With Tourism Tasmania, we are able to track with Near over 50% uplift in traffic to Tasmania in the off-season following exposure to ads. So it’s that type of thing, which is really a success story for us because it’s bringing in new verticals into our advertisers agreement and investment.

Moderator:

Where do we go from here in terms of our partnership together?

Dan Richardson :

Our aim for the partnership with Near is to keep pace with the evolution of emerging channels and supply. If you think about digital out of home coming through Southeast Asia, Hong Kong, other areas to be able to keep pace with that to measure and retarget. But also as we grow the partnership, our aim would be to go from manual to automated. So that means we keep a lot of the great custom insights work that’s happening, but we also make things easier. In fact, our motto is easy to buy for the Yahoo DSP. So that means in platform. So being able to queue up a digital at home, retargeting campaign, or maybe footfall lift and figure out how do we do that in the platform to compliment any sort of post-campaign measurement that’s happening. So that’s where our heads at for the next year or so.

Customer Testimonial - Coldwell Banker Commercial - Transcript

Moderator:

Tell us about your role at Coldwell Banker, the breadth of the team, and how you make it all work?

John McClelland:

Yeah, so I manage research services for Coldwell Banker Commercial Premier. That involves helping our brokers and their clients understand the marketplace-specific assets, areas and sub-markets. Data is the largest component of that and also telling the story with that data. So it can involve geographic information systems and other public and private data sources. We do the best we can to try to tell the story of a property either for positioning it on the market or dealing with investors and trying to understand their goals, and applying the data that provides them the answers to make them comfortable in making a decision.

Moderator:

What are some of the typical challenges or what are the use cases?

John McClelland:

The real estate market is very disaggregated. It’s heterogeneous. There’s a lot of moving parts to it and we work with a lot of the middle market and also private investors. Could be sometimes smaller, occasionally institutional size, but mostly that middle market is kind of where we’re at. They don’t have the capacity necessarily to be doing data analysis and research and writing at all times. They may not be in the market at all times either. There’s gaps where they’re just holding assets or plenty of moving parts.

So they may be working with their architects and engineers and their entitlement folks, the municipalities. They don’t have time or the capacity to do what we do, which is what our value add is. We’re always in the market doing something. They may be in and out of the market. So that’s where our resources come into play is we maintain the databases and the relationships with our software vendors and data purveyors. We’re always looking at the market and investigating things. So that’s really where our role comes into play, is helping people evaluate deals and projects, often from the land acquisition side all the way through stabilization and the sale.

Moderator:

How did you first hear about Near?

John McClelland:

Near was brought to us by our leadership on the brand side, and then they kind of disseminated that down to through the franchise levels. We were initially attracted to it, in part because we didn’t know a lot of those components of those packages even existed. In the industry, it’s been common that you’ve got, say it’s a retail site, and you’ll look at traffic numbers, traffic counts for automobiles. That’s often a basis for like step one of looking at a detail site. But that’s kind of like the stick figure on a napkin kind of a start to it. So what the Near products did for us is to really paint the picture of what else is going on over there. So instead of just drawing a contrived radius around something, we’re able to actually see, for example, what is a true sub-market for that shopping center or that triple net retail building.

Moderator:

What are the benefits or improvements that your team is realizing in their workflow over the past three years?

John McClelland:

Yeah, certainly it’s enhanced the efficiency, but it’s more than that, because I don’t think that we even had the ability to look at some of these things before we found you. So for example, on the affinities, or as I mentioned, the trade area, so there’s a specific example I was working on in northwest Las Vegas on a triple net retail project or site. Looking at some of the other stores around there, you could develop out what their trade area is with the mobile data. We can see where the patterns were, and it’s not something that you would necessarily know by instinct. You would think it would be one thing, but actually in reality, it turns out to be something else. That’s the key insight for us is the difference between assumption and knowledge. So in this case, we were able to determine that a store could be built here of that similar flag without it cannibalizing upon the other stores in the area. It wasn’t necessarily obvious. So that was a key insight.

Then we’ve been power using the products lately, because we’ve got a client that’s looking for multiple single-tenant retail buildings across different markets. Not necessarily markets, there’s some markets that we’re always looking in. So this is an easier, more efficient way to determine what the patterns look like at that site. So one of the reasons that’s important is because it helps reduce the amount of risk in the deal. So for example, if you got a similar capitalization rate for a similar tenant or maybe the same tenant, and the lease terms are similar, but in the mobile data, you can see that the traffic at this site is so much better. The trade area is wider. So you could say that when you’re underwriting those deals, you’re underwriting the tenant, but you’re also underwriting the site.

So that tells you that regardless of turnover in the tenant, you know that you’ve got a solid site on your hands, and you’re not really having to pay that much of a lower cap rate for it. Those specific tools, I don’t think we would have recognized that without it.